Exhibit 3.1

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION

OF

CITIUS PHARMACEUTICALS, INC.

(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

Pursuant to NRS 78.385 and 78.390 of the Nevada Revised Statutes, the undersigned corporation hereby submits this Certificate of Amendment to Articles of Incorporation for the purpose of amending its Articles of Incorporation.

1.	The name of the corporation is Citius Pharmaceuticals, Inc. (the “Corporation”).
2.	The following amendment to the Corporation’s Articles of Incorporation was adopted by the board of directors of the Corporation and by majority consent of the stockholders of the Corporation in the manner prescribed by applicable law.

Article FOURTH is hereby amended and restated to read in its entirety as follows:

“ The total number of shares of capital stock which may be issued by the Corporation is four hundred ten million (410,000,000), of which four hundred million (400,000,000) shares shall be common stock of the par value of $0.001 per shares (the “Common Stock”) and ten million (10,000,000) shares shall be preferred stock of the par value of $0.001 per share (the “Preferred Stock”), which Preferred Stock shall be issued from time to time in one or more series, with such distinctive serial designations as shall be stated and expressed in the resolution or resolutions providing for the issue of such shares from time to time adopted by the Board; and in such resolution or resolutions providing for the issue of shares of each particular series, the Board is expressly authorized to fix the annual rate or rates of dividends for the particular series; the dividend payment dates for the particular series and the date from which dividends on all shares of such series issued prior to the record date for the first dividend payment date shall be cumulative; the redemption price or prices for the particular series; the voting powers for the particular series; the rights, if any, of holders of the shares of the particular series to convert the same into shares of any other series or class or other securities of the corporation, with any provisions for the subsequent adjustment of such conversion rights; and to classify or reclassify any unissued preferred shares by fixing or altering from time to time any of the foregoing rights, privileges and qualifications. All shares of the Preferred Stock of any one series shall be identical with each other in all respects, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative; and all shares of Preferred Stock shall be of equal rank, regardless of series, and shall be identical in all respects except as to the particulars fixed by the Board as hereinabove provided or as fixed herein.”

1.	The number of shares of the Corporation outstanding and entitled to vote at the time of the adoption of said amendment was 134,701,219.

2.	The vote by which the stockholders holding shares in the Corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the Articles of Incorporation, have voted in favor of the amendment is 50.8%.

3.	These Articles of Amendment will be effective upon filing.

This the 21st day of June 2021.

CITIUS PHARMACEUTICALS, INC.

By:	/s/ Myron Holubiak
Myron Holubiak,
President and Chief Executive Officer